Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Amendment No. 4 to Registration Statement No. 333-139706 on Form S-3 of our reports dated March 17, 2008, relating to the consolidated and combined financial statements and related financial statement schedule of Cogdell Spencer Inc. and subsidiaries and Cogdell Spencer Inc. Predecessor, as defined in note 1 to the consolidated and combined financial statements, and the effectiveness of Cogdell Spencer Inc.’s internal control over financial reporting as of December 31, 2007, appearing in the Annual Report on Form 10-K of Cogdell Spencer Inc. for the year ended December 31, 2007 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Raleigh, North Carolina
December 4, 2008